

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

John L. Stauch
Executive Vice President and Chief Financial Officer
Pentair, Inc.
5500 Wayzata Boulevard, Suite 800
Golden Valley, MN 55416-1259

>   **Re: Pentair, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed February 23, 2011**
>   **File No. 000-04689**

Dear Mr. Stauch:

We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

Sincerely,

Amanda Ravitz
Assistant Director